03015872

STATES
HANGE COMMISSION
Washington, D.C. 20549

SD 5/12/03

UF5-6-03

SEC FILE NUMBER
8-48881

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAY 0 5 2003 WASH. D.C. 207 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WM B AUSTIN & ASSOCIATES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS :(Do not use P.O. Box No.)

66 RUE DE TOURAUNE
(No. and Street)

57160 MOULINS, FRANCE
(City) (State) (ZIP Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM B AUSTIN 011-33-38750781
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAY 14 2003
THOMSON FINANCIAL

TOBY'S TAX SERVICE
(*Name - if individual, state last, first, middle name*)

Dorfstr. 26 35625 Rechtenbach, Germany
(Address) (City) (State) (ZIP Code)

CHECK ONE:

[ ] Certified Public Accountant
[ ] Public Accountant
[X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, WILLIAM B AUSTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WM B AUSTIN & ASSOCIATES, as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRINCIPAL RESIDENT

Title

MILITARY NOTARY
Granted general powers of Notary Public
TITLE 10 USC 1044a

Notary Public

MARI R. BEANBLOSSOM SSGT, USAF
PARALEGAL
NOTARY PUBLIC IAW 10 USC 1044a

WITH THE UNITED STATES
AIR FORCE
AT APO AE 09094-5000
Subscribed and sworn to before me,
this 2 day of May 03 at
Ramstein Air Base, Germany

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' or Partners' or Sole Proprietor's Equity.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital Under Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (I) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [x] (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Computation of Net Capital and Computation for Determination of the Reserve Requirements.
- [x] (k) An Oath or Affirmation.
- [NA] (l) A copy of the SIPC Supplemental Report.
- [x] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WM B AUSTIN
&
ASSOCIATES

66 RUE DE TOURAUNE
57160MOULINS, FRANCE
B/D#39866

ANNUAL FINANCIAL REPORT

May 2, 2003

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FORM X-17A-5	**FOCUS REPORT** Financial and Operational Combined Uniform Single Report) Part IIA Annual 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Is net capital requirement calculated using (B)asic or (A)lternative method? **BASIC**

Broker-Dealer Name: **WM B AUSTIN & ASSOCITES**

Address: **66 RUE DE TOURAINE**
57160 MOULINS, FRANCE

SEC File Number: **8-48881**

Firm I.D. **39866**

Period Beginning: **1/1/02**
Period Ending: **12/31/02**

Name and telephone number of person to contact in regard to this report:

Contact Name: **WILLIAM B AUSTIN**
Contact Phone: **011-33-387507581**

Name(s) of subsidiaries or affiliates consolidated in this report:
Name(s): Phone Number:

Does respondent carry its own customer accounts? **NO**

Check here if respondent is filing an audited report **YES**

ASSETS

Consolidated [ ] or Unconsolidated [X]:

				Allowable	Nonallowable	TOTAL
1		Cash:		$ 3,179		$ 3,179
		(Checking Account) 3620.75				
		(CRDRG Account) -33.00				
		(CRDRN Account) 2675.00				
2		Receivables from Brokers & Dealers:				
	A	Clearance Account				
	B	Other				
		(Dealer Reserve) 1436				
		(Payables Below Minimum) 1448				
3		Receipts from non-customers:				
4		Securities & spot commodities owned at market value:				
	A	Exempted securities				
	B	Debt securities				
	C	Options				
	D	Other securities				
		(OPP MMF) 6842.01				
		(PIO MMF) 262.95				
	E	Spot commodities				
5		Securities owned not readily marketable:				
	A	At cost	$ 3,300			
	B	At estimated fair value		$ 3,000	$ 300	$ 3,300
6		Securities borrowed under subordination agreements & partners' individual & capital securities accounts, at market value:				
	A	Exempted securities				
	B	Other				
7		Secured demand notes - market value of collateral:				
	A	Exempted securities				
	B	Other				
8		Memberships in Exchange:				
	A	Owned at market value				
	B	Owned at cost				
	C	Contributed for use of company at market value				
9		Investment in & receivables from affiliates, subsidiarys & associated partnerships:				
10		Property, furniture, equipment, leasehold improvements & rights under lease agreements, at cost (net of accummulated depreciation and amortization):				
11		Other Assets:		$ 7,435		$ 7,435.00
12		**TOTAL ASSETS:**		$ 13,614	$ 300	**$ 13,914**

LIABILITIES

		Allowable	Nonallowable	TOTAL
13	Bank loans payable:			
14	Payable to brokers/dealers:			
A	Clearance Account			
B	Other			
15	Payable to non-customers:			
16	Securities sold not yet purchased at market value:			
17	Accounts payable, accrued liabilities, expenses & other (unpaid expenses):	$ -		$ -
18	Notes & mortgages payable:			
A	Unsecured			
B	Secured			
19	Liabilities subordinated to the claims of general creditors:			
A	Cash borrowings			
	1. From outsiders			
	2. Includes equity subordination of			
B	Securities borrowed at market			
	From outsiders			
C	SDN Coll Agreements			
	1. From outsiders			
	2. Includes equity subordination of			
D	Exch memberships contrib for use of co. at mkt			
E	Accts & other borrowings not qual for net cap			
20	**TOTAL LIABILITIES:**			**$ -**

OWNERSHIP EQUITY

21	Sole Proprietorship:			
22	Partnership & limited partners:			
23	Corporation:			
A	Preferred Stock			
B	Common Stock			$ 13,914
C	Additional paid-in capital			
D	Retained earnings			
E	Total			$ 13,914
F	Less treasury stock			
24	**TOTAL OWNERSHIP EQUITY:**			**$ 13,914**
25	**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**			**$ 13,914**

STATEMENT OF INCOME (LOSS)

Number of months included in this statement [MUST REFLECT 3 MONTHS FOR 17a-5(a)]: 12

REVENUE				
1		Commissions:		
	a	On listed equity securities executed on an exchange		
	b	On listed option transactions		
	c	On all other securities		
	d	Total securities commissions		
2		Gains or losses on firm trading accounts:		
	a	From market making in options on National Security Exchange		
	b	From all other trading		
	c	Total gains and losses		
3		Gains or losses on firm investment accounts:	-$	14,454
4		Profit or loss from underwriting or selling groups:		
5		Revenue from sale of investment company shares: (TOTAL Dealer Concessions)	$	106,414
6		Commodities revenue:		
7		Fees for account supervision, investment advisory & administrative services:		
8		Other revenue:		
		(Application Fees) 3,045.00		
		(Bank Error [+]) 807.94		
		(CRD Reallocation) 127.00		
		(State Renewal Fees) 440.00		
9		Total revenue:	$	91,960
EXPENSES				
10		Salaries & other employment costs for general partners & voting stockholder officers:		
11		Other employee compensation & benefits (TOTAL Commissions):		
12		Commissions paid to other broker-dealers:	$	69,792
13		Interest expense:		
	a	Including interest on accounts subject to subordination agreement		
14		Regulatory fees & expenses (TOTAL NASD Fees):	$	1,860
15		Other expenses:	$	37,817
		(TOTAL Business Expense) 65,229.88		
		(Bank Error [-]) 728.42		
16		Total expenses:	$	109,469
NET INCOME				
17		Income(loss) before Federal Taxes:	-$	17,509
18		Provision for Federal Income Taxes (parent only):		
19		Equity in earnings(losses) of unconsolidated subordinates:		
	a	After Federal income taxes of		
20		Extraordinary gains(losses):		
	a	After Federal income taxes of		
21		Cummulative effect of changes in accounting principle:		
22		Net income/loss after Federal income taxes & extraordinary items:	**-$**	**17,509**

EXEMPTIVE PROVISIONS

25 If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an 'X':

X A (k)(1) - Limited business (mutual funds and/or variable annuities only) X

B (k)(2)(I) - "Special Account for Exclusive Benefit of Customers" maintained

C (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC #s Product Code [A=all;O=options; M=municipals; G=general securities; X=other]

8-

8-

8-

8-

8-

D (k)(3) - Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1		Total ownership equity from Statement of Financial Condition:		$	13,914
2		Deduct ownership equity not allowable for Net Capital:		$	-
3		Total ownership equity qualified for Net Capital:		$	13,914
4		Add:			
	A	Liabilities subordinated to claims of general creditors allowable in computation of net capital:		$	-
	B	Other (deductions) or allowable credits (List):			
		Description Amount			
				$	-
5		Total capital & allowable subordinated liabilities:		$	13,914
6		Deductions &/or charges:			
	A	Total non-allowable assets from Statement of Financial Condition (Notes B and C):	$ 300.00		
	B	Secured demand note deficiency			
	C	Commodity futures contracts & spot commodities - proprietary capital charges			
	D	Other deductions &/or charges		-$	300
7		Other additions &/or credits (List):			
		Description Amount			
8		Net capital before haircuts on securities positions:		$	13,614
9		Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A	Contractual securities commitments			
	B	Subordinated debt			
	C	Trading and investment securities:			
		1. Exempted securities			
		2. Debt securities			
		3. Options			
		4. Other securities			
	D	Undue concentration			
	E	Other (List)	$ -		
		Description: MMFs — Amount of Investment: 0.00			
				$	-
10		Net Capital:		$	13,614

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required: (6-2/3% of Aggregate Indebtedness)	$	-
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000
13	Net Capital Requirement (greater of line 11 or 12):	$	5,000
14	Excess net capital:	$	8,614
15	Excess net capital @ 1000% (net capital - 10% of Aggregate Indebtedness):	$	13,614

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A. I. liabilities from Statement of Financial Condition	$	-
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts (List)		
	Description Amount		
18			
19	Total Aggregate Indebtedness:	$	-
20	Percentage of Aggregate Indebtedness/Net Capital (line 19 / line 10):		0%

OTHER RATIOS

21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

SCHEDULED WITHDRAWALS (skip this section)

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
		TOTAL:			

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1	Balance, beginning of period:		$	31,423
A	Net income (loss)		-$	17,509
B	Additions, includes non-conforming capital of			
C	Deductions, includes non-conforming capital of			
2	Balance, end of period: (TOTAL OWNERSHIP EQUITY)	$ 13,914	$	**13,914**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3	Balance, beginning of period:		
A	Increases		
B	Decreases		
4	Balance, end of period:		
		$	-

Note A NO COMPARISON WAS DONE WITH 2001 AUDIT.

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Wm B AUSTIN AND ASSOCITES
Balance sheet
December 31, 2002

5/1/03

Account	12/31/02 Balance
ASSETS	
Cash and Bank Accounts	
Checking Accounts	$ 3,179.00
Securities	
Not Readily Marketable	3,300.00
Other Assets	7,435.00
TOTAL ASSETS	$ 13,914.00
LIABILITIES & EQUITY	
LIABILITIES	
Payables to Others	-
EQUITY	13,914.00
TOTAL LIABILITIES & EQUITY	$ 13,914.00

Wm B AUSTIN AND ASSOCIATES
Profit Loss Statement
01/01/02 Through 12/31/02

5/1/03

Category Description		01/01/02 12/31/02
INCOME		
Gains or Losses on Accounts	$	(14,454)
Dealer Concessions	$	106,414
TOTAL INCOME	$	91,960
EXPENSES		
Other expense	$	37,817
TOTAL Commission	$	69,792
Regulatory Fees and Expenses	$	1,860
TOTAL EXPENSE	$	109,469
OVERALL TOTAL	$	(17,509)

NALICO EQUITY CORPORATION
Accountant's Report

The audited financial statement of the Company and my report thereon are presented in the preceding sections of this report. In accordance with the requirements of SEC Rule 17a-5, the following statements are added. The audit was made in accordance with generally accepted auditing standards. Such information has been subject to the auditing procedures applied in the examination of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole. No material inadequacies were disclosed. No exceptions are noted.

Harley H. Hannsz

Harley H. Hannsz

May 2, 2003
Date

Rechtenbach, Germany
Location

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